FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


March 3, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..


                       INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I --  Material  Change  Report  dated  March  3,  2000,  of St.  Laurent
              Paperboard Inc.

On March 3, 2000 St. Laurent Paperboard Inc. publicly filed a material change report.

Exhibit I --  Material  Change  Report,  dated  March 3,  2000,  of St.  Laurent
              Paperboard Inc.



                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  March 3, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.